UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

VOLT INFORMATION SCIENCES, INC.

(Name of Subject Company)

VOLT INFORMATION SCIENCES, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.10 per share

(Title of Class of Securities)

928703107

(CUSIP Number of Common Stock)

Nancy Avedissian

Senior Vice President, Chief Legal Officer & Corporate Secretary

2401 N. Glassell Street

Orange, California 92865

(714) 921-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Adam R. Moses

Jason T. Anderson

Milbank LLP

2029 Century Park East, 33rd Floor

Los Angeles, California 90067-3019

(424) 386-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Purpose of Amendment

This Amendment No. 4 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Volt Information Sciences, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) on March 25, 2022 (as amended or supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by Vega MergerCo, Inc., a New York corporation (“Merger Sub”) (a wholly owned subsidiary of Vega Consulting, Inc., a Delaware corporation (“Parent”)), to acquire any and all issued and outstanding Shares pursuant to the Agreement and Plan of Merger, dated as of March 12, 2022, among the Company, Parent and Merger Sub (as it may be amended from time to time, the “Merger Agreement”) at a purchase price of $6.00 per Share, net to the seller of such Shares in cash, without interest, on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal,” which, together with the Offer to Purchase and other related materials, constitutes the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time) filed by Parent and Merger Sub with the SEC on March 25, 2022. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively, and are incorporated herein by reference.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as set forth below.

Item 8. Additional Information.

“Item 8. Additional Information” of the Schedule 14D-9 is hereby amended and supplemented by adding the following immediately after the end of subsection “(j) Go-Shop Period” of Item 8 of the Schedule 14D-9:

“(k) Final Results of the Offer and Completion of Merger.

The Offer expired as scheduled at one minute after 11:59 p.m. (12:00 midnight), New York City Time, on April 21, 2022. Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) has advised Parent that, as of that time, 19,423,599 Shares had been validly tendered and not withdrawn in the Offer. Such tendered Shares represent approximately 87.89% of the outstanding Shares. In addition, 247,814 Shares were tendered through notices of guaranteed delivery in the form accompanying the Offer ( “Notices of Guaranteed Delivery”) with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees, representing approximately 1.12% of the outstanding Shares. Merger Sub has accepted for payment all Shares validly tendered and not withdrawn (other than Shares tendered through Notices of Guaranteed Delivery with respect to Shares that had not been delivered in settlement or satisfaction of such guarantees prior to such acceptance) and will promptly pay for such Shares in accordance with the terms of the Offer.

Parent has advised us that, pursuant to the Merger Agreement, on April 22, 2022, Merger Sub intends to exercise the Top-Up Option to purchase, at a price per Share equal to $6.00, an aggregate number of additional Shares that, when added to the number of Shares owned by Parent and its subsidiaries immediately prior to the exercise of the Top-Up Option, would constitute one Share more than 90% of the Shares outstanding immediately after the issuance of the Top-Up Shares on a fully diluted basis.

Parent has advised us that, following the exercise of the Top-Up Option, Merger Sub intends to effect a short-form merger with the Company under the NYBCL. The Merger is expected to be consummated on April 25, 2022, at which time the Company will become a wholly owned subsidiary of Parent. Pursuant to the Merger Agreement, each Share that was issued and outstanding immediately prior to the Effective Time (other than Shares owned directly or indirectly by the Company, Parent or Merger Sub) will be converted automatically into the right to receive the Merger Consideration (subject to appraisal rights). The Depositary and Paying Agent will mail to the remaining former shareholders of the Company materials necessary to exchange their former Shares for such payment.

Parent has advised us that, as promptly as practicable after the consummation of the Merger, it intends to cause all Shares to be delisted from the NYSE American stock exchange and deregistered under the Exchange Act, after which the Company will no longer have reporting obligations under the Exchange Act.”

Item 9. Exhibits.

“Item 9. Exhibits” of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(G)	Joint Press Release, dated as of April 22, 2022.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2022

VOLT INFORMATION SCIENCES, INC.

By:	/s/ Linda Perneau

Name:	Linda Perneau
Title:	President and Chief Executive Officer

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